[redacted]

15049606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-49569

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
640 5th Avenue, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Eveleth (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10012-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	2/26/2015 Date

President & Chief Executive Officer
Title

STATE OF NEW YORK

COUNTY OF NEW YORK
J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 26th day of February 2015.

Notary Public

CHRISTINA M. MASSARO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6182324
Qualified in Nassau County
My Commission Expires February 25, 2016

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Exane, Inc.:

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$ 16,583,702
RECEIVABLES:	
Affiliates	2,345,905
Customers, net of allowance of $27,703	2,560,114
Brokers, dealers, and clearing organizations	82,496,385
SECURITIES OWNED — At fair value	2,125,000
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost (less accumulated depreciation and amortization of $1,924,387)	645,856
PREPAID AND OTHER ASSETS	2,789,497
TOTAL ASSETS	$ 109,546,459

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 8,072,127
Customers	80,338,840
Long-term liabilities	1,865,755
Brokers, dealers, and clearing organizations	1,585,941
Total liabilities	91,862,663
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000 shares; issued and outstanc	10
Additional paid-in capital	4,999,990
Accumulated comprehensive loss, net of taxes of $363,863	(472,604)
Retained earnings	13,156,400
Total stockholder's equity	17,683,796
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 109,546,459

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulating Authority, Inc. ("FINRA"). The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of U.S., French and other European institutional investors. The Company deals primarily in listed securities of European issuers and listed securities and options of U.S. issuers.

Basis of Presentation — The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned — Securities owned at December 31, 2014, consists of certificates of deposits with maturities greater than 90 days and are presented at cost, which approximates fair value and accounted for on a trade date basis.

Furniture, Equipment, and Leasehold Improvements — Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

As of December 31, 2014, furniture, equipment, and leasehold improvements are comprised of the following:

	Cost	Accumulated Depreciation	Depreciated Value
Organization & Licenses	$ 38,193	$ (38,193)	$ -
Buildings & Improvements	1,522,992	(966,017)	556,975
Office Equipment	626,986	(546,911)	80,075
Furniture & Fixtures	382,072	(373,266)	8,806
TOTAL	$ 2,570,243	$ (1,924,387)	$ 645,856

Receivables from and Payables to Brokers, Dealers and Clearing Organizations — Receivables from brokers and dealers include the deposit required pursuant to the clearing agreement, other cash on deposits with the Company's U.S. clearing broker and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"). Payables to brokers, dealers and clearing organization include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive").

	Receivable	Payable
Securities failed to deliver/receive	$80,338,840	$1,585,941
Receivable from clearing organizations	$2,157,545	$0
TOTAL	$82,496,385	$1,585,941

Long-Term Liabilities — In 2009 the Company adopted a deferred bonus compensation program whereby portions of the employee's annual cash bonus awards are deferred over a three year period on bonus awards in amounts over a threshold amount. Long-term liabilities are established to reflect the deferred cash bonuses payable in future years.

Defined benefit pension plan — The Company maintains a defined benefit pension plan. Evaluation of pension liability involves certain estimates and assumptions including discount rate, rate of compensation increase and expected return on assets. Refer to Note 4.

Receivables from Customers — The amounts reported in the statement of financial condition represent commissions receivable from customers in connection with securities transactions, less a reserve of $27,703 for certain 2014 receivables outstanding six months or more, and research fees invoiced but not yet received.

Translation of Foreign Currency — Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at exchange rate at the end of each month.

Income Taxes — Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no valuation allowances at year-end.

Use of Estimates — This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, bonus, pension liability and tax accruals at December 31, 2014. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement — The Company adopted fair value measurement standards prescribed by the Financial Accounting Standards Board (FASB) which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or

unobservable. The Company accounts for all of its financial instruments at fair value. (Also refer to Note 6.)

New Accounting Pronouncements — On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). The amendments in ASU 2014-09 supersede previously established revenue recognition and cost guidance. The ASU will be effective for periods beginning after December 15, 2016. The Company is evaluating the impact this new standard will have on its statement of financial condition.

On August 27, 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern.* The ASU provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company is evaluating the impact this new standard will have on its statement of financial condition.

2. RELATED PARTY TRANSACTIONS

The Company executes and clears securities transactions through another U.S. broker-dealer or a foreign affiliate. Many of these transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives or pays a fee for such services, which is included in commission revenue or brokerage and clearance expenses. The statement of financial condition reflects the following related party balances as of and for the year ended December 31, 2014:

		Percent of Total
Assets:		
Receivable from affiliates	$2,345,905	100%

The receivable from affiliate balance represents the capital market fees and the net of agency commission fees, execution, revenue sharing, research and other related fees payable as of December 31, 2014.

3. INCOME TAXES

The following is a summary of all the various deferred tax assets and liabilities.

Temporary differences relating to:	
Prepaid and other assets	
Deferred Bonus Program	$1,393,104
Defined Benefit Pension Plan	$363,863
Landlord Rent Credits	$86,916
Reserve for non-payment of Aged Customer Receivables	$12,051
Total Deferred Tax Assets	$1,855,934
Accrued expenses	
Leasehold Depreciation	$88,810
Total Deferred Tax Liabilities	$88,810

The Company has determined that there are no unrecognized tax benefits for uncertain tax positions that were required to be recorded. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next twelve months.

The Company's years open to examination by major jurisdiction are tax years ended December 2011 and forward for Federal, New York State and New York City.

4. EMPLOYEE BENEFIT PLAN

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2014, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

Fair Value of Pension Plan Assets:

Following is a description of the valuation methodologies used for assets measured at fair value.

Real estate investment trust: Valued at the market price per share held by the plan at year-end.

Equity securities: Valued at the market price per share held by the plan at year-end.

Corporate debt securities: Valued at the market price per bond held by the plan at year-end plus accrued interest.

Insurance policies: Valued at the cash surrender value of the policy held by the plan at year-end.

Pension asset fair value levels at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Real estate investment trust	$55,560	$0	$0	$55,560
Cash & cash equivalents	861,425	0	0	861,425
Equity securities	1,651,643	0	0	1,651,643
Corporate debt securities	0	1,629,647	0	1,629,647
Insurance policies	371,098	0	0	371,098
Pension assets at fair value	$2,939,726	$1,629,647	$0	$4,569,373

The Company's actual pension plan weighted-average asset allocation at December 31, 2014 by asset category is as follows:

Asset Category	
Fixed Income	36%
Equity Securities	37%
Cash & Cash Equivalents	19%
Insurance Policies	8%
Total	100%

The principal goal of the investment of funds is to provide stability with moderate growth commensurate with the anticipated retirement dates of participants. Fixed income investments, including interest bearing cash and whole life insurance policies, will normally dominate the portfolio (50% - 75%) but will not preclude the opportunistic use of riskier, higher yielding and/or less liquid investments including mutual funds, equities and alternative investments in order to provide additional returns in order to prevent erosion by inflation.

The plan has fourteen years of investing history and was very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 12% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2014.

For the year ended December 31, 2014, the expected minimum pension contribution is $140,000 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, $129,000 of benefit payments are expected between 2015 and 2019. Expected payments for the five years subsequent to 2019 are $453,000.

The plan's Accumulated Benefit Obligation was $4,013,977 at December 31, 2014 an increase of $711,029 from the beginning of the year.

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under non-cancelable lease with initial or remaining terms of approximately five years. Future minimum payments are as follows:

2015	720,280
2016	720,280
2017	720,280
2018	720,280
2019 and thereafter	540,212
	$ 3,421,332

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Commitments — During 2014, the Company entered into an uncommitted agreement with an affiliate to provide an credit facility for $1,000,000. The balance outstanding as of December 31, 2014 was $0.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Fair Value Hierarchy — The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instruments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements on a Recurring Basis As of December 31, 2014			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities owned - Certificates of deposit	$ 2,125,000	$ -	$ -	$ 2,125,000

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company

does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2014, net capital of $10,142,485 exceeded the required net capital minimum of $250,000 by $9,892,485.

9. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2014 through the date the audited statement of financial condition is issued. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.